SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 6 October 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Bank of Ireland announces new appointments to Court of Directors


Bank of Ireland today (6 October 2006) announced four appointments to its Court of Directors. The appointments include three new executive Directors - Richie Boucher, Chief Executive, Retail Financial Services Ireland, Des Crowley, Chief Executive, UK Financial Services and Denis Donovan, Chief Executive, Capital Markets.

The Bank also announced the appointment of Dennis Holt to its Court of Directors. Based in the UK, Dennis Holt (58) recently retired as Group Chief Executive Officer of AXA UK plc. He also served as Chairman of AXA Ireland Ltd for the past five years. Prior to joining AXA in 2001, he held various management positions with Lloyds TSB Group plc, where latterly he served as Group Executive Director for its Retail Banking Division.

Richie Boucher (48) joined the Bank of Ireland Group as Chief Executive, Corporate Banking from Royal Bank of Scotland in December 2003 where he had been Regional Managing Director - Corporate Banking, London, and South East England, having previously held roles as Head of Corporate and Business Banking and Head of Retail - Republic of Ireland with Ulster Bank Group. He was appointed Chief Executive, Retail Financial Services Ireland in November 2005. He is a member of the board of Bank of Ireland Life and a Director of Bank of Ireland Mortgage Bank. Richie is also a Director of ICS Building Society.

Des Crowley (47) joined Bank of Ireland in 1988 from Arthur Andersen & Co. In March 2000 he became a member of the Group Executive Committee on being appointed Chief Executive, Retail Banking and Distribution. He was appointed Chief Executive, Retail Financial Services in April 2004 and Chief Executive, UK Financial Services in November 2005. He had earlier held a number of senior management positions in Bank of Ireland as Head of Systems Development, Head of Credit Card Services, Managing Director of Bank of Ireland Finance and General Manager, Retail Finance and Strategy. He is Chairman of the board of the UK Post Office joint venture and a Director of Bristol & West plc.

Denis Donovan (52) joined Bank of Ireland in 1985. He was appointed Chief Executive of the Bank's new Capital Markets Division in September, having held the position of Chief Executive, Wholesale Financial Services Division since April 2003. From 1999 to 2003 he was CEO of Global Markets, with responsibility for Bank of Ireland's treasury, offshore and international banking operations. Prior to moving to Global Markets, Denis was Chief Operating Officer - International in Bank of Ireland Asset Management.

Save for the information disclosed above there is no other information required to be disclosed pursuant to paragraph 6.6.13 of the Listing Rules.

For further information, please contact:-

Dan Loughrey       Head of Group Corporate Communications    + 353 1 604 3833
Geraldine Deighan  Head of Group Investor Relations          + 353 1 604 3501

/ends




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 6 October 2006